Exhibit 99.1

Media Contact:
Maian Tran
Marley Coffee
                    303.396.1756
pr@marleycoffee.com

Marley Coffee Issues Shareholder Letter to Discuss Results of Operations for Its Second Fiscal Quarter

Revenues grew by 53% compared to last year’s second fiscal quarter, while operating expenses declined by 35% year over year

DENVER, Colorado, September 19, 2015 -- Jammin Java Corp. (d/b/a Marley Coffee) (OTCQB:JAMN) (www.marleycoffee.com), the sustainably grown, ethically farmed and artisan-roasted gourmet coffee company, issues a letter to its shareholders on its second quarter financial results for the three months ended July 31, 2015. The letter includes business highlights from the quarter, anticipated projects, and the company’s balance sheet and cash flow position.

The following is a letter from our Chief Executive Officer, Brent Toevs:

“Dear Stockholders:

We are extremely happy with the results of second quarter, and with what we’ve got in the pipeline both financially and from a business development side in the back half of the fiscal year. It couldn’t be a more interesting time for Marley Coffee. Revenues and gross profit came in as expected and we are still forecasting double-digit growth in the upcoming quarters. We’ve continued to lean out operations while scaling on projects that maximize revenues and brand awareness. We've sold our local OCS/Food service division for a healthy profit without impacting revenue growth and added some exciting new business channels without having to scale operations.

Financial Highlights

When the quarter ended, we provided anticipated preliminary results of our second quarter and the final published numbers in the quarterly report aligned with our expectations. What I want to highlight is that we have become more efficient as each quarter moves on. Revenue is growing while our operating expenses decline. Revenues came in at $3,190,827 for the quarter ended July 31, 2015, which represents an increase of 53% year over year. Compensation and benefits decreased by 26% and general and administrative expenses decreased by 52% for the same period. Additionally, selling, general, and administrative expenses (SG&A) were also down 32% for the current quarter compared to last year. We focused on our existing account base and growing organically by generating more revenues from existing accounts instead of paying slotting fees to get into new accounts. Net losses were down 68% for current quarter compared to the same period last year. Our primary objective as we’ve stated before is to get to cash flow positive by the fourth quarter of this fiscal year and then work to become a profitable company.

Business Development

EcoCup Recyclable Capsules Launch

Around July 31st, the company started shipping its recyclable RealCup®, or EcoCup, a sustainable and easy-to-recycle single-serve capsule that’s compatible with most Keurig® K-Cup® machines. As with most new launches, the rollout is being undertaken in a phased approach and can be slow as retailers have to move through their existing inventory of non-EcoCup capsules. We expect the vast majority of accounts to have fully transitioned into EcoCup capsules by the end of quarter 3. The initial feedback nonetheless, has been very encouraging. Buyers and shoppers are extremely excited about the product. Tastemakers, industry experts and media outlets have written extensive stories on the launch. For more links to blogs and news stories on EcoCup, see http://marleycoffee.com/blog/the-buzz-on-ecocup-recyclable-capsules/.

Marley Coffee, alongside Mother Parkers and their family of brands, have put a substantial amount of resources towards marketing EcoCup in North America. We’ve focused primarily in activations both in stores and at key events, as well as seeding our product with tastemakers, bloggers and the media. We just finished our six week west coast #RoarTour focused around our retailers, where we handed out over 70,000 targeted samples, attended over 90 large events and estimate that we received millions more in impressions. The objective is to move the tour east in the upcoming months and to repeat what we did in other key markets.

Overall, we are exceptionally bullish on the category. Despite a deceleration in the single serve category, sales for the overall category are still growing at double digits, as are our sales for Marley Coffee based on recent syndicated data. Remember, the largest player in the category wants to have a recyclable solution with a stated goal of 2020, thus giving us a 5-year head start to capture a pivotal market. When EcoCup hits full distribution within our network, and if we are able to turn an additional unit per store per week, per SKU, we estimate that it would generate an incremental value of almost $7 million annually.

Other Business Development

·
Sale of Black Rock Beverages division – We sold our Black Rock Beverages division to experienced OCS operators for $300,000 (including $100,000 payable, subject to certain terms and conditions, over the next 24 months). This allowed the company to cut out a significant portion of its operating budget and focus on its core businesses domestically, which is grocery retail. Even though we unloaded the division, we expect to generate the same revenues and gross profits in the coming year, as we believe the new organization can better scale the business.

·
Café Valet – We recently signed a deal with Courtesy Products to launch Marley Coffee through their Café Valet system. Café Valet is the largest in-room coffee hotel operator in the country, operating in over a million hotel rooms and exclusively carried in hotels like Marriott, Hyatt Place and Hampton Inn.

·
Denver Broncos Football Club Partnership - In the following week we will be launching a Mile High Blend, a limited edition bagged coffee featuring the Denver Broncos logo that will be exclusively sold at all Colorado King Soopers and City Market locations, a supermarket division of The Kroger Co. family of stores.

·
New Accounts - The Company continues to add new accounts and to make headway with getting SKU proliferation into existing ones. Within the second quarter and our current third quarter we’ve expanded or gained distribution at Krogers, H-E-B, Randalls (a division of Safeway), Schnucks, Dierbergs, ACME, Meijer, Wegmans, Big Y, Price Chopper, and Rouses to name a few.

·	Recently, we added Simmer Down, the company’s signature decaf blend into an EcoCup form to help compliment our portfolio.

International

Our international growth continues to be one of the fastest growing parts of our business. In Canada, we’ve got a greater than 50% ACV (all-commodity volume) for our EcoCup in grocery retail. We’ve also secured some tremendous food service accounts such as Coast to Coast in Canada, and recently secured primary coffee locations at McMasters University. Our partners in Chile continue to build strong momentum as they expand their business at Walmart and hopefully into other regions of South America in the upcoming quarters. We recently attended Expo Cafe with our new distributor in Mexico City to launch our brand in Mexico. Our partners in the United Kingdom are building a strong base of business especially in Ireland and the Scandinavian countries. Our partners in South Korea recently signed a distribution agreement with the company to continue building out distribution in the region. Through their distribution network as well as the seven Marley Coffee branded stores they've opened (which we supply with product), the company expects to generate over 1 million in gross revenues in that country alone for the full fiscal year.

Financing

We have been talking to a variety of different types of investors as well as traditional banks to raise varying types of capital for growth, general operating expenses and to pay down some accounts payable. Recently, the company closed a handful of short-term convertible debt notes. The company’s goal is to pay these notes back in full before they convert. We believe these transactions were necessary as short-term bridges to help continue feeding and accelerating our current growth projects. We are hopeful, though we can't guarantee any assurances, that we will be able to secure a bank backed line of credit within the quarter.

We believe the coffee investment sector is heating up again. We’ve seen several transactions from brick and mortar, to the cold brew space, to traditional roasters, either receiving growth capital or being rolled up, which makes growth and innovation for the category very exciting. Our objective is to continue building on projects both domestically and abroad that we believe can really move the needle in terms of building revenues and the brand. We are partnering with some amazing brands and companies that we are so proud to associate with. We are getting closer to being cash flow positive which puts the company in a much stronger position to receive traditional bank financing. We also are preparing the company to uplist to an exchange, subject to us meeting the required listing criteria. We believe that if we are successful in uplisting, it  will help ensure that we have a valuation that's more in line with other burgeoning consumer packaged goods companies like ours. We believe the company is about to finally turn the corner that our investors are all waiting for. We thank you all for your patience and support.

/s/ Brent Toevs
Chief Executive Officer”

About Jammin Java Corp., d/b/a Marley Coffee

Jammin Java Corp., d/b/a Marley Coffee is a U.S.-based company that provides premium, artisan roasted coffee to the grocery, retail, online, service, hospitality, office coffee service and big box store industry. Under its exclusive licensing agreement with Fifty-Six Hope Road Music Limited, the company continues to develop its coffee lines under the ‘Marley Coffee’ brand. The company is a fully reporting company quoted on the OTCQB market under the symbol "JAMN." For additional information, follow Marley Coffee on Facebook, Twitter and visit MarleyCoffee.com or visit the Investor Relations section at Investor.MarleyCoffee.com.

Forward-Looking Statements

This Release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended (the "Acts"). In particular, the words "believe," "may," "could," "should," "expect," "anticipate," "estimate," "project," "propose," "plan," "intend," and similar conditional words and expressions are intended to identify forward-looking statements and are subject to the safe harbor created by these Acts. Any statements made in this release about an action, event or development, are forward-looking statements. Such statements are based upon assumptions that in the future may prove not to have been accurate and are subject to significant risks and uncertainties. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company. These risks and others are included from time to time in documents we file with the Securities and Exchange Commission ("SEC"), including but not limited to, our Form 10-Ks, Form 10-Qs and Form 8-Ks. Other unknown or unpredictable factors also could have material adverse effects on our future results. Accordingly, you should not place undue reliance on these forward-looking statements. Although the company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that its forward-looking statements will prove to be correct. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those projected. The forward-looking statements herein are made as of the date hereof. Actual results may differ from anticipated results sometimes materially, and reported results should not be considered an indication of future performance. The company takes no obligation to update or correct its own forward-looking statements, except as required by law or those prepared by third parties that are not paid by the company. The company's SEC filings are available at http://www.sec.gov.